Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

May 13, 2010.

3.	Press Release

The Press Release dated May 13, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company provided an update on the ongoing drill program at its 100% owned San Francisco Gold Mine in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

May 13, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002
Fax: (604) 682-4003

May 13, 2010	TSX-V: TMM

NEWS RELEASE

Gold Mineralization Extended 500 meters to Southwest of San Francisco Pit

Timmins Gold Corp. (TMM, TSX-V) is pleased to announce that the ongoing drill program at its 100% owned San Francisco Gold Mine continues to expand the known boundaries of a 1.2 kilometer wide major NW-SE trending gold-hosting structure outside of the confines of the currently planned pit limits. During the months of March and April a total of 17,007 meters of RC and RAB drilling were drilled at the mine. One of the highlights of the assays received during the last two months is the intercept of 13.71 meters of 10.28 g/t gold approximately 50 meters to the south of the San Francisco pit. The other highlight is the intercept of 21 meters of 1.11 g/t gold in a new zone 500 meters to the southwest of the currently defined pit limits in an area which corresponds with the projection to the southeast of a mineral trend of a previously mined satellite pit called La Chicharra which is located 2 km to the west of the San Francisco pit.

Additional holes drilled in the area 50 meters to the south of the San Francisco pit also intercepted gold mineralization. Hole TF-491 intersected 3.04 meters of 1.25 g/t gold at 42.72 meters and 22.82 meters of 1.04 g/t gold at 51.81 meters. Hole TF-492 intersected 15.24 meters of 0.87 g/t gold at 39.62 meters, 13.71 meters of 1.20 g/t gold at 57.91 meters, 3.04 m of 3.18 g/t gold at 77.72 meters and the mineralization is still open at the bottom of the hole. The table below highlights the better intercepts from the recently completed program:

Hole Number	From (m)	To (m)	True Width (m)	Au g/t
TFR-16	15.00	36.00	21.00	1.11
TF-491	42.72	45.76	3.04	1.25
And	51.81	74.63	22.82	1.04
TF-492	39.62	54.86	15.24	0.87
includes	50.26	51.78	1.52	4.27
and	57.91	71.62	13.71	1.20
includes	68.55	70.07	1.52	6.83
and	77.72	80.76	3.04	3.18
TF-530	21.33	25.9	4.57	1.85
TF-531	13.71	15.24	1.53	3.67
TF-548	57.91	67.05	9.14	1.14
TF-551	32.00	50.29	18.29	0.94
And	68.58	82.29	13.71	10.28
TF-563	60.96	73.15	12.19	1.08
TF-585	4.57	13.71	9.12	2.27
And	15.24	27.43	12.16	1.08

The 500 meter step out confirms that the major mineralized structure has a known width of approximately 1.2 kilometers. This structural zone presents high priority exploration targets which will be further explored by the ongoing drill program. The purpose of the ongoing drill program, which consists of a total of 50,000 meters of reverse circulation and 20,000 meters of RAB drilling, is to confirm whether in-pit mineralization continues along the strike of this major gold-hosting structure outside of the confines of the currently planned pit limits. A map of the ongoing drill hole locations can be found on the Company’s website at www.timminsgold.com.

The exploration success follows upon the commencement of commercial production at the San Francisco Mine in April 2010. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within the zones form the basis of management’s expectation that the ongoing program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared and assayed in the San Francisco Mine assay laboratory using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. A minimum of fifteen percent of the pulps assayed in the mine lab were also sent to IPL-Inspectorate Lab, for check assays and a minimum of ten per cent of the original samples assayed by IPL will be sent to other independent labs for check assays. The check assays were cross referenced to the mine assays and verified the results.